SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 17, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com

David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2011 AND 4Q11 REVENUE;

EXPECTS APPROXIMATELY 10% REVENUE GROWTH IN 2012

Hsinchu, Taiwan, January 17, 2012 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month and quarter ending December 31, 2011.

Revenue for the month of December 2011 was NT$1,461.0 million or US$48.3 million, a decrease of 4.2% from the month of November 2011 and a decrease of 3.9% from the same period in 2010. On a quarterly basis, revenue for the fourth quarter of 2011 was NT$4,608.8 million or US$152.3 million, an increase of 3.3% from the third quarter of 2011 and an increase of 6.6% from the same period in 2010. This is at the high-end of prior guidance for fourth quarter of 2011 revenue to be flat to up or down in the single digits as compared to the third quarter of 2011. The Company expects to benefit from stable demand and utilization levels in the first quarter of 2012, with revenue for the full year 2012 increasing approximately 10% compared to the full year 2011. All U.S. figures in this release are based on the exchange rate of NT$30.27 to US$1.00 as of December 30, 2011.

Consolidated Monthly Revenues (Unaudited)

	December 2011	November 2011	December 2010	MoM Change	YoY Change

Revenues (NT$ million)	1,461.0	1,524.9	1,520.6	-4.2%	-3.9%

Revenues (US$ million)	48.3	50.4	50.2	-4.2%	-3.9%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2011	Third Quarter 2011	Fourth Quarter 2010	QoQ Change	YoY Change

Revenues (NT$ million)	4,608.8	4,461.5	4,322.6	3.3%	6.6%

Revenues (US$ million)	152.3	147.4	142.8	3.3%	6.6%

ChipMOS’ December 2011 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.